Exhibit 16

LIBERATION INVESTMENTS, L.P.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

LIBERATION INVESTMENTS, LTD.

11766 Wilshire Blvd, Suite No. 870

Los Angeles, CA 90025

October 31, 2005

By Hand	By Federal Express
The Board of Directors	The Board of Directors
Bally Total Fitness Holding Corporation	Bally Total Fitness Holding Corporation
c/o CT Corporation	8700 West Bryn Mawr Avenue
1209 Orange Street	Chicago, IL 60631
Wilmington, DE 19801	C/o: Marc D. Bassewitz, Esq.

Re:    Demand For Inspection Of Books And Records Of Bally Total

Fitness Holding Corporation Pursuant to 8 Del.C. §220

Gentlemen:

As you are aware Liberation Investments, L.P. and Liberation Investments, Ltd. (collectively, “Liberation”) are record and beneficial holders of shares of Bally Total Fitness Holding Corporation, a Delaware corporation (“Bally” or the “Company”).

Pursuant to Section 220 of the Delaware General Corporation Law, Liberation hereby demands the right (by its attorneys, consultants, or other agents), during the usual hours of business, to inspect the following books and records of the Company and to make copies or extracts therefrom.

Corporate Books and Records

1.	All written or electronic documents or other records pertaining to the Company’s adoption of the “Stockholder Rights Plan” (the “Poison Pill”) announced on October 18, 2005, or any other anti-takeover measures being contemplated by the board, including, without limitation, copies of all minutes of board or board committee meetings discussing or considering whether a poison pill should be adopted.

Bally Total Fitness Holdings Corporation

October 31, 2005

2.	All written or electronic documents or other records relating to the information provided to the board of directors – or its individual members – about the Poison Pill or other anti-takeover measures, including, without limitation, with respect to the effect that the Poison Pill would have on a proxy contest for the election of directors.

3.	All written or electronic documents or other records relating to or evidencing communication between the Company and its agents or advisors and JPMorgan Chase Bank or its agents in connection with the Company’s efforts to obtain the consent of JPMorgan Chase Bank and the lender group under the Company’s Credit Agreement to the adoption of the Poison Pill, including, without limitation, any and all email communications sent or received in connection therewith.

4.	All written and electronic documents from or to any professionals, including investment bankers and proxy solicitors, who assisted or advised the Company in the adoption of the Poison Pill.

5.	All written or electronic documents or other records pertaining to Bally’s hiring of Russell Reynolds Associates (“RRA”), and all information concerning the relationship between RRA and/or any of its officers and employees, on one hand, and the Company and and/or any of its officers and employees, on the other hand.

6.	All written or electronic documents or other records provided to or generated by the board or any committee thereof concerning the following persons before they were invited to become directors: Mr. Wilhelm, Dr. Seymann, Mr. Rogers, Mr. Deutsch, and Mr. Langshur.

7.	Any written or electronic documents or other records in the Company’s possession relating to the personal or business relationships between or among Mr. Toback and Messrs. Wilhelm, Rogers, Deutsch and Langshur and Dr. Seymann.

8.	All written or electronic documents or other records concerning any person that Mr. Toback has proposed or recommended be added to the board of directors, and all documents relating to the resignations of Mr. Wilhelm, Dr. Seyman and Mr. Swid.

Stocklist Materials

9.	The most recent complete record or list of the stockholders of record of the Company, certified by its transfer agent, showing the name and address of each stockholder and the number of shares of stock registered in the name of each stockholder.

Bally Total Fitness Holdings Corporation

October 31, 2005

10.	All information in the Company’s possession or control, or which can reasonably be obtained from nominees of any central certificate depository system, or from banks, brokers or dealers, concerning the number and identity of the actual beneficial owners of the Company’s stock including, but not limited to, all “CEDE breakdowns” omnibus proxies from such entities.

11.	All information in, or which comes into, the possession or control of the Company, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees concerning the names, addresses and number of shares of the non-objecting beneficial owners and consenting beneficial owners of the stock of the Company (“NOBOs”).

Purpose. As you are aware, Liberation has long been concerned about the quality of corporate governance at Bally. It is our view that Mr. Toback has not performed adequately as CEO and has spent far too much energy manipulating the corporate machinery to his own advantage, including attempts to entrench his position in office, rather than focusing his efforts on maximizing value for shareholders. The Company’s recent adoption of the Poison Pill has greatly increased these concerns. As you are aware, we privately informed the Company that while we supported the use of a poison pill to prevent the takeover of the Company for an unfair price, we believe that the provisions of this Poison Pill that purport to prevent the formation of proxy groups are illegal and inequitable under Delaware law. Specifically, the Poison Pill prevents shareholders holding in excess of 15% of the Company’s stock from jointly nominating a slate of directors or from seeking to change the by-laws (the “Management Protection Provision”).

The Poison Pill – including the Management Protection Provision – was enacted only after we obtained a court order requiring the Company to hold a shareholder meeting, and only after another stockholder group filed a preliminary proxy statement. Thus, the Management Protection Provision was adopted only after the Company was confronted with the prospect of a proxy fight. As far as we know the Poison Pill was not adopted in the face of a hostile bid. We asked the Company to revise or dispense with the Management Protection Provision, and – as you know – we advised the Company that we would allow it to announce such a change on its own and that we would seek no public credit for it. The Company, however, refused to make such a change, which leads us to believe that the Company’s primary purpose in adopting the Management Protection Provision was to prevent its many disgruntled stockholders from joining together in a proxy fight. What other purpose might the board have for adopting such a provision behind closed doors and without shareholder consent on the eve of a court-mandated shareholder meeting?

We are considering bringing an action in the Delaware Chancery Court to enjoin the application of the Management Protection Provision in time to allow all stockholders a full and

Bally Total Fitness Holdings Corporation

October 31, 2005

fair opportunity to vote on director candidates and other shareholder proposals. At present though, we seek to inspect certain of the Company’s books and records relating to its adoption of the Poison Pill, including materials that relate to the Management Protection Provision. In its press release, the Company claims that it had been discussing the Poison Pill “with its advisors for some time” prior to enacting it. We would like to see all the board materials supporting that claim as well as evidence of the timing and substance of the Company’s and its advisors’ communications with JPMorgan Chase Bank to obtain the consent to the adoption of the Poison Pill required under the Credit Agreement.

We also seek documents concerning how certain directors came to hold seats on the board and whether they are in fact “independent,” as the Company claims. Bally currently has six directors: Paul Toback and five additional members We understand that one of those directors, Mr. Deutsch, is a childhood friend of Mr. Toback. We have been informed that another director has told friends that he joined the board to “protect” Mr. Toback. Clearly, if this information is true, it would show that at least half the board is not independent. We have also been told that Mr. Toback has been very influential in causing the selection of directors with whom he had had a prior relationship. In this connection, we note that the Charter of the Nominating Committee mandates a markedly different approach to the selection of directors, requiring that Committee (and not the CEO) to “lead the search for individuals qualified to become members of the board.” It goes on to provide that “[c]andidates for nomination as director are considered on the basis of their broad business, financial and public service experience, and should not represent any particular constituency, but rather the stockholders generally. . . . In addition, the activities or associations of the nominees should not constitute conflicts of interest or legal impediments that might preclude service as a director.”

We also intend to investigate the Company’s curious decision to hire RRA. The Company has publicly trumpeted the fact that it has hired RRA to help find suitable independent directors. It is our understanding, however, that RRA is not, as advertised, a wholly independent actor in this episode, but that a senior official in its Chicago office is a very close friend of a director who is, in turn, close to Mr. Toback. In other words, we understand that there is every reason to believe that Mr. Toback will have the ability to unduly influence this search in order to make sure that the “independent” candidates will not be independent enough to oppose his views. We wish to review whatever documentary materials or other information the Company has on this subject.

We intend to examine all the information we receive and then, if appropriate, use it in either the potential Chancery Court action described above, or in some other appropriate proceeding. Finally, we are seeking the Company’s stocklist materials because we are weighing running a proxy contest to, among other possibilities, elect directors or change the Company’s by-laws to permit the stockholders to vote to remove Mr. Toback as CEO.

Bally Total Fitness Holdings Corporation

October 31, 2005

We will agree to a reasonable confidentiality agreement in order to review the information requested in this letter.

Please have your counsel advise our counsel, Kenneth Baronsky or Stephen E. Jenkins where and when the aforementioned books, records and other documents will be available for inspection and copying. Mr. Baronsky can be reached at Milbank, Tweed, Hadley & McCloy, LLP, 602 South Figueroa Street, Suite 3000, Los Angeles, CA 90017 (telephone 213-892-4333; facsimile 213-892-4733; e-mail kbaronsky@milbank.com.). Mr. Jenkins can be reached at Ashby & Geddes, P.O. Box 1150, 222 Delaware Avenue, Wilmington, DE 19899 (telephone: 302-654-1888; facsimile: 302-654-2067; email: sjenkins@ashby-geddes.com).

Very truly yours,
/s/ Emanuel R. Pearlman
Emanuel R. Pearlman General Manager/Director

Verification and Power of Attorney

State of California

County of Los Angeles

BE IT REMEMBERED that, the undersigned, Emanuel R. Pearlman personally appeared before me, who being duly sworn, deposes and says:

1.	That the foregoing is the undersigned’s letter of demand for the inspection of designated stocklist materials and books and records of Bally Total Fitness Holding Company and that the statements made in such letter are true and correct.

2.	That the letter designates Milbank, Tweed, Hadley & McCloy, LLP and Kenneth Baronsky, and Ashby & Geddes and Stephen E. Jenkins and their respective partners, associates, employees, and other persons to be designated by them, acting together, singly, or in combination, as the undersigned’s attorney or agent to conduct such inspection, and that the foregoing and this verification are the undersigned’s power of attorney authorizing the foregoing persons to act on behalf of the undersigned.

/s/ Emanuel R. Pearlman
Emanuel R. Pearlman

SWORN TO AND SUBSCRIBED BEFORE ME

this 31st day of October, 2005.

Notary Public